Exhibit 99a.11

Spectrum Pharmaceuticals and Allos Therapeutics Announce

Additional Extension of Tender Offer Period for

Shares of Allos Therapeutics

HENDERSON, Nev. and WESTMINSTER, Colo. – August 3, 2012 – Spectrum Pharmaceuticals, Inc. (NasdaqGS: SPPI) (Spectrum) and Allos Therapeutics, Inc. (NasdaqGS: ALTH) (Allos) today announced that Spectrum has provided an additional extension of the offer period in connection with its tender offer to purchase all of the outstanding shares of common stock of Allos for $1.82 per share in cash, without interest and less any applicable withholding taxes. The extension was made in order for Spectrum and Allos to continue cooperating with the Federal Trade Commission (FTC) in relation to the previously announced Request for Additional Information and Documentary Material that each party received on May 9, 2012 from the FTC under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the acquisition of Allos by Spectrum.

The offer, which was previously scheduled to expire at 5:00 p.m., Eastern time, on Monday, August 6, 2012, has been extended until 5:00 p.m., Eastern time, on Monday, August 20, 2012, unless extended for an additional period. All terms and conditions of the tender offer shall remain unchanged during the extended period.

The depositary for the tender offer has advised Spectrum that, as of 5:00 p.m., Eastern time, on August 3, 2012, a total of approximately 62,522,939 shares of Allos common stock, representing approximately 58.4% of the outstanding shares of Allos common stock, were validly tendered and not withdrawn (including approximately 165,987 shares subject to guaranteed delivery procedures).

About Spectrum Pharmaceuticals, Inc.

Spectrum Pharmaceuticals, a biotechnology company with a primary focus in oncology and hematology, currently markets two oncology drugs, FUSILEV® (levoleucovorin) for Injection and ZEVALIN® (ibritumomab tiuxetan) Injection for intravenous use. In addition, Spectrum has two drugs, belinostat and apaziquone, in late stage development and a diversified pipeline of novel drug candidates in earlier stages of development. The Company’s strategy is comprised of acquiring, developing and commercializing a broad and diverse pipeline of late-stage clinical and commercial drug products. The Company has aggressive business development and commercial operation teams that support a robust drug development program encompassing clinical development, medical research, regulatory affairs, biostatistics and data management. The Company also leverages the expertise of its worldwide partners to assist in the execution of its strategy. For more information, please visit the Company’s website at www.sppirx.com.

About Allos Therapeutics, Inc.

Allos Therapeutics is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics. Allos is currently focused on the development and commercialization of FOLOTYN® (pralatrexate injection), a folate analog metabolic inhibitor. FOLOTYN is approved in the U.S. for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). This indication is based on overall response rate. Clinical benefit such as improvement in progression free survival or overall survival has not been demonstrated. Allos is also developing FOLOTYN in other hematologic malignancies and solid tumors. Allos is headquartered in Westminster, Colorado. For more information, please visit Allos’ website at www.allos.com.

This press release may contain forward-looking statements regarding future events of Spectrum Pharmaceuticals and Allos Therapeutics that involve risks and uncertainties that could cause actual results to differ materially. These statements are based on management’s current beliefs and expectations. Such forward-looking statements include statements relating to the ability of Spectrum Pharmaceuticals and Allos Therapeutics to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 (the “Merger Agreement”), including Spectrum Pharmaceuticals’ and Allos Therapeutics’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and, if the transaction is completed, the success and strategic fit of the proposed combination of Spectrum Pharmaceuticals and Allos Therapeutics. The forward-looking statements contained in this document are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Allos’ stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; and the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability. Spectrum Pharmaceuticals and Allos Therapeutics do not plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this press release except as required by law.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents), which has been filed by Spectrum Pharmaceuticals and Sapphire Acquisition Sub, Inc. with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2012, and has been subsequently amended. In addition, on April 13, 2012, Allos filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC related to the tender offer, which has been subsequently amended. Stockholders of Allos are strongly advised to read the tender offer statement and the related solicitation/recommendation statement because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all Allos stockholders at no expense to them. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the tender offer statement will be made available free of charge to all stockholders of Allos who direct a request to MacKenzie Partners, Inc., the Information Agent for the offer, toll-free at (800) 322-2885.

Contacts:

Spectrum Pharmaceuticals

Shiv Kapoor

Vice President, Strategic Planning & Investor Relations

702-835-6300

Allos Therapeutics

Monique Greer

Vice President, Corporate Communications & Investor Relations

720-540-5268

Sources: Spectrum Pharmaceuticals and Allos Therapeutics